Exhibit 99.45

SPECIAL MEETING OF SHAREHOLDERS OF

 MOGO FINANCE TECHNOLOGY INC.

REPORT OF VOTING RESULTS

September 15, 2017

VIA SEDAR

All Provinces and Territories of Canada

The Toronto Stock Exchange

Re: Mogo Finance Technology Inc. (the "Company") - Report of Voting Results

Pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, the matters voted upon and the outcome of the votes at the Company's special meeting of shareholders held on September 15, 2017 (the “Meeting”) are as follows:

1.	Approval of Conversion Feature of Debentures issued to Michael Wekerle and Associates

An ordinary resolution approving the conversion feature in respect of $6,250,000 aggregate principal amount of 10% secured convertible debentures of the Company held by Michael Wekerle and certain of his associates and affiliates was approved by a majority of votes, excluding the votes attached to the 3,606,943 common shares held by Mr. Wekerle and his associates and affiliates.

Details of the vote are as follows:

Votes	%	Votes	% Votes
For	For	Against	Against
3,850,419	99.58	16,245	0.42

2.	Creation of a Class of Preferred Shares

A special resolution amending the Articles of the Company in order to create a class of preferred shares, issuable in one or more series, was approved by an affirmative vote of 66 2/3% of the votes cast.

Details of the vote are as follows:

Votes	%	Votes	% Votes
For	For	Against	Against
5,978,513	80.00	1,495,094	20.00%

3.	Amendment to Stock Option Plan

An ordinary resolution amending the Company's stock option plan to increase the maximum number of options that can be granted under the plan, so that the aggregate number of common shares reserved for issuance under the plan does not exceed a) the greater of 15% of the issued and outstanding common shares of the Company and b) 3,200,000, was approved by a majority of votes.

Votes	%	Votes	% Votes
For	For	Against	Against
5,969,567	79.88%	1,504,040	20.12%

As of July 31, 2017, the record date for the Meeting, the Company had 18,335,396 common shares issued and outstanding. 7,473,607 common shares, or 40.76%% of the issued and outstanding common shares, were voted at the Meeting.

DATED September 15, 2017.

MOGO FINANCE TECHNOLOGY INC.

(signed)

David Feller
Chief Executive Officer

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